November 4, 2005



BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

                  Attention:   Dave Irving
                               Staff Accountant
                               Division of Corporation Finance

                                Re: Metrogas, Inc.
                                ------------------
              Form 20-F for the Fiscal Year Ended December 31, 2004
              -----------------------------------------------------
    Forms 6-K for the Fiscal Quarters Ended June 30, 2005 and March 31, 2005
    ------------------------------------------------------------------------
                                File No. 1 13342
                                ----------------

Dear Mr Irving:

                  On behalf of our client, MetroGAS, Inc. (the "Company"), we hereby acknowledge receipt of the comment letter dated September 16, 2005 (the "Comment Letter") from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") concerning the above captioned Form 20-F for the Fiscal Year Ended December 31, 2004 and Forms 6-K for the Fiscal Quarters Ended June 30, 2005 and March 31, 2005 (Collectively the "Company Filings").

                  We submit this letter in response to the Comment Letter on behalf of the Company. For ease of reference, we have reproduced the text of the Staff's comment in bold-face type below, followed by the Company's response.

                  The Company has today filed, by way of EDGAR, this response letter ("Response Letter"). Under separate cover, we will send three copies of the Response Letter by courier to you.

Mr. Eduardo Villegas Contte
Metrogas, Inc.
October 14, 2005
Page 2 of 4





                           RESPONSES TO STAFF COMMENTS
                           ---------------------------



Form 20-F for the Year Ended December 31, 2004
----------------------------------------------

Item 5.  Operating and Financial Review and Prospects
-----------------------------------------------------

Critical Accounting Policies and Estimates
------------------------------------------

1. In future filings, include quantification of the underlying accounts and a discussion of changes and trends associated with the underlying accounts in your discussion of critical accounting policies. For example, quantify the amount of expenses that you recorded in each period for allowances and discuss any trends or significant changes in your discussion of revenue recognition and accounts receivable. Also, discuss any asset impairments incurred as well as the reasons for significant changes and trends.

                  The Company notes the Staff's comment and advises the Staff that it will revise the disclosure in future filings as requested by the Staff.

Disclosure of Contractual Obligations
-------------------------------------

2. We note that you did not include an amount in the contractual obligations schedule for financial debt. All debt is classified as current on the balance sheet; therefore please include as such in future filings.

                  The Company notes the Staff's comment and advises the Staff that it will revise the disclosure in future filings as requested by the Staff.

3. We note from Note 15.2 that you are obligated to pay Ps. 1,049 million for the entire period between 2009 and 2020 for firm transportation capacity under firm contracts. You only include transportation capacity obligations through 2009 on the table of contractual obligations and commercial commitments. Please include in future filings, payments due by period more than 5 years for all obligations as of the latest fiscal year end balance sheet in accordance with Item 5.F of Form 20-F.

                  The Company notes the Staff's comment and advises the Staff that it will revise the disclosure in future filings as requested by the Staff.

Mr. Eduardo Villegas Contte
Metrogas, Inc.
October 14, 2005
Page 3 of 4





Item 11.    Quantitative and Qualitative Disclosures About Market Risk
----------------------------------------------------------------------

4. Revise your discussion of interest rate risk related to debt obligations to comply with one of the three disclosure alternatives permitted by Item 11(a) of Form 20-F. These disclosure alternatives include a tabular presentation, a sensitivity analysis, or value at risk disclosures.

                  The Company notes the Staff's comment and advises the Staff that it will revise the disclosure in future filings as requested by the Staff.

Item 18.    Financial Statements
---------------------------------

Note 18. Summary of Significant Differences Between Argentine GAAP and United States GAAP
-----------

5. Statements of comprehensive income prepared using either U.S. GAAP or home-country GAAP are required for both Item 17 and Item 18 issuers. These statements may be presented in any format permitted by FAS 130. Reconciliation to U.S. GAAP is encouraged, but not required. Please revise or advise us otherwise.

                  The Company notes the Staff's comment and advises the Staff that no statement of comprehensive income was included in Note 18 to the financial statements as the Company did not report any other comprehensive income gains or losses under both Argentine GAAP and US GAAP.

6. U.S. GAAP requires separate presentation of shareholders' equity components on the face of the balance sheet. Please include the following as a reconciling item:

             o For each class of common shares state the number of shares issued or outstanding, as appropriate, and the dollar amount thereof, See Rule 5-02.30 of Regulation S-X;

             o For other shareholders' equity items, separate captions shall be shown for: (1) additional paid in capital, (2) other additional capital, (3) retained earnings, and (4) prepaid dividends. See Rule 5-02.31 of Regulation S-X.

                  The Company notes the Staff's comment and advises the Staff that it will revise the disclosure in future filings as requested by the Staff.

7. We note that you recorded an adjustment to the nominal value of long-term receivables and liabilities for Argentine GAAP purposes, but reversed for US GAAP purposes. Please further explain the components of the adjustment, if the adjustment relates to an impairment of long-lived assets, and why this adjustment was reversed for US GAAP purposes. See FAS 144. In addition, in Appendix B to

Mr. Eduardo Villegas Contte
Metrogas, Inc.
October 14, 2005
Page 4 of 4





         the AICPA International Practices Task Force meeting by telephone on March 6, 2002, the Task Force determined that receivable and loan balances of Argentine companies should be assessed for impairment based on current information and events.

                  The Company notes the Staff's comment and advises the Staff that this reconciling item relates to an asset tax credit available in Argentina which is similar to the alternative minimum tax credit in the United States. Under Argentine GAAP this asset tax credit is discounted to its present value. Under US GAAP this accounting is not permitted. The Company further advises the Staff that it will revise and clarify such disclosure in future filings.

                                     * * * *

                  The Company acknowledges the Staff's response protocol and has filed this response letter by way of EDGAR. The Company acknowledges that:

             o it is responsible for the adequacy and accuracy of the disclosure in this filing;

             o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

             o it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                  The Company has noted the Staff's contact information and wishes to thank these contacts for their assistance.

                                ----------------

                  We appreciate your assistance in reviewing this response letter. Please direct questions or comments regarding this filing to me at
(212) 848-7028.

                                                     Very truly yours,

                                                     /s/ John A. Millard

                                                     John A. Millard




cc:  Mr. Eduardo Villegas Contte